Exhibit 99.4

Cenovus completes acquisition of assets in Western Canada from ConocoPhillips

Calgary, Alberta (May 17, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has closed its previously announced purchase of assets in Western Canada from ConocoPhillips after receiving all necessary regulatory approvals for the transaction. The acquired assets include ConocoPhillips’ 50% interest in the FCCL Partnership, the oil sands venture which was jointly owned with and operated by Cenovus, as well as the majority of ConocoPhillips’ Deep Basin conventional assets in Alberta and British Columbia.

“With the completion of this transformational deal, we now have full control of our best-in-class oil sands projects and an exciting new growth platform in the Deep Basin that provides us with significant short-cycle development opportunities to complement our long-term oil sands growth portfolio,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “As a result of this transaction, we’ve now doubled our production and reserves base.”

In the coming months, Cenovus will remain firmly focused on:

●	Continuing to safely and reliably operate all of its assets
●	Efficiently integrating the Deep Basin assets and staff into the company
●	Deleveraging its balance sheet, including using the proceeds of planned divestitures, such as the sale of the company’s Pelican Lake and Suffield assets, which are currently being marketed.

Cenovus intends to provide an update on its investment plans for its consolidated oil sands business and newly acquired Deep Basin assets at its Investor Day on June 20, 2017.

ADVISORY

Forward-looking information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “anticipate”, “capacity”, “focus”, “planned” or similar expressions and includes suggestions of future outcomes, including statements about: expectations regarding continued safe and reliable operation of all of the company’s assets; expectations regarding execution of the company’s acquisition financing plan; expectations regarding smooth integration of the Deep Basin assets and staff; expected impacts of the acquisition; and potential asset sales and anticipated use of sales proceeds. Readers are cautioned not to place undue reliance on forward-looking information, as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s 2017 guidance as updated on December 8, 2016, available at cenovus.com; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in our Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016 and the updates under “Risk Management” in the company’s Management’s Discussion and Analysis (MD&A) for the period ended March 31, 2017, available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steve Murray Manager, Investor Relations 403-766-3382	Media Sonja Franklin Senior Media Advisor 403-766-7264 General media line 403-766-7751